UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

DUNDEE CORPORATION

(Translation of registrant's name into English)

28th Floor, 1Adelaide Street East, Toronto, Ontario, Canada M5C 2V9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated August 14, 2007 - DUNDEE CORPORATION REPORTS SECOND QUARTER 2007 FINANCIAL RESULTS
News Release dated August 14, 2007 - DUNDEE CORPORATION DECLARES QUARTERLY FIRST PREFERENCE SHARES, SERIES 1 DIVIDEND
Second Quarter Report - 2007

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION

(Registrant)

Date: August 20, 2007	By: /s/ Lili Mance

Lili Mance Assistant Corporate Secretary